UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

Merger Agreement

On March 16, 2022, Bioceres Crop Solutions Corp., a Cayman Islands exempted company (“Bioceres” or “Parent”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Marrone Bio Innovations, Inc., a Delaware corporation (the “Company”), and BCS Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent (“NewCo”). Consummation of the Merger is subject to the approval of the Company’s stockholders, the receipt of required regulatory approvals and satisfaction of other customary closing conditions.

The board of directors of Parent has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of Parent and (ii) adopted a resolution approving the Merger Agreement and declaring its advisability and approving the Merger and other transactions contemplated thereby.

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.00001 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than shares of Company Common Stock owned by Parent, the Company or any direct or indirect wholly owned subsidiary of Parent or the Company, in each case immediately prior to the Effective Time, shall be cancelled and extinguished and automatically converted into the right to receive 0.088 (the “Exchange Ratio”) validly issued, fully paid and nonassesable ordinary shares, par value $0.0001 per share, of Parent and, if applicable, cash in lieu of fractional Parent ordinary shares (the “Merger Consideration”).

The Merger Agreement also specifies the treatment of the Company’s outstanding equity awards in connection with the Merger, which shall be treated as follows at the Effective Time:

(i) each outstanding restricted stock unit award relating to shares of Company Common Stock (a “Company RSU”) (that is not a Company RSU that provides for settlement and issuance of shares of Company Common Stock in connection with a change in control of the Company (a “Change in Control Settled RSU”)) that is unvested immediately prior to the Effective Time and does not vest as a result of the consummation of the transactions contemplated by the Merger Agreement shall be assumed by Parent (each, an “Assumed RSU”), with each such Assumed RSU being subject to substantially the same terms and conditions, except that the number of Parent ordinary shares subject to each Assumed RSU Award shall be equal to the product of (x) the number of shares of Company Common Stock underlying such unvested Company RSU as of immediately prior to the Effective Time (with any performance milestones deemed achieved based on maximum level of performance) multiplied by (y) the Exchange Ratio;

(ii) each outstanding Company RSU that is vested immediately prior to the Effective Time (taking into account any acceleration of vesting as a result of the consummation of the transactions contemplated by the Merger Agreement), each Change in Control Settled RSU (whether or not vested) and each unvested Company RSU held by a non-employee director of the Company will be settled immediately before the Effective Time by way of the issuance of one share of Company Common Stock for each such Company RSU and such shares of Company Common Stock will be converted into the right to receive the Merger Consideration;

(iii) each outstanding option to purchase Company Common Stock (a “Company Option”) that is unvested as of immediately prior to the Effective Time (and does not vest as a result of the consummation of the transactions contemplated by the Merger Agreement) and each Company Option that is outstanding and vested as of immediately prior to the Effective Time (or vests as a result of the consummation of the transactions contemplated by the Merger Agreement) for which the exercise price per share is equal to or greater than the Cash Equivalent Consideration (as defined in the Merger Agreement) (a “Rolled Vested Option), shall be assumed by Parent (each, an “Assumed Option), with each such Assumed Option being subject to substantially the same terms and conditions, except that (A) the number of Parent ordinary shares subject to each Assumed Option shall be equal to the product of (x) the number of shares of Company Common Stock underlying such Company Option as of immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, and (B) the per share exercise price of each Assumed Option shall be equal to the quotient determined by dividing (x) the exercise price per share at which such Company Option was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio;

(iv) each Company Option, other than a Rolled Vested Option, that is outstanding and vested as of immediately prior to the Effective Time (or vests as a result of the consummation of the transactions contemplated by the Merger Agreement) shall by cancelled and converted into the right to receive the Merger Consideration in respect of each “net” share underlying such Company Option, which is the quotient obtained by dividing (A) the product of (x) the excess of the Cash Equivalent Consideration (as defined in the Merger Agreement) over the per share exercise price of such Company Option multiplied by (y) the number of shares subject to such Company Option by (B) the Cash Equivalent Consideration (as defined in the Merger Agreement); and

(v) with respect to the employee stock purchase plan (“ESPP”), the Company shall make any pro rata adjustments necessary to reflect a shortened offer period under the ESPP and treat any shortened offer period as a fully effective and completed offer period for all purposes pursuant to the ESPP, cause the exercise, no later than one business day, prior to the date on which the Effective Time occurs, of each outstanding purchase right pursuant to the ESPP, and then terminate the ESPP.

The Merger Agreement contains representations and warranties of the Company and Parent relating to their respective businesses and public filings, in each case generally subject to a materiality qualifier. Additionally, the Merger Agreement provides for pre-closing covenants of the Company, including (i) covenants relating to conducting its business in the ordinary course consistent with past practice and refraining from taking certain types of actions without Parent’s consent, (ii) covenants relating to removing certain inventory from certain jurisdictions and (iii) certain restrictions on the Company’s ability to solicit alternative acquisition proposals from third parties, and/or to provide information to third parties and to engage in discussions with third parties, in each case, in connection with alternative acquisition proposals, subject to certain exceptions (the “No-Shop”).

The consummation of the Merger is subject to certain closing conditions, including (i) the approval of the Company’s stockholders (the “Company Stockholder Approval”), (ii) the expiration or termination of all waiting periods under the Hart-Scott Rodino Antitrust Improvements Act of 1976 and receipt of any other specified merger control consents or clearances, (ii) the effectiveness of the registration statement to be filed by Parent with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Merger Agreement, (iii) the approval for listing on Nasdaq of Parent’s ordinary shares to be issued as Merger Consideration in connection with the Merger, subject to official notice of issuance, (iv) the absence of any judgment or law issued by any governmental entity enjoining or otherwise prohibiting the consummation of the Merger, and (vii) other customary conditions specified in the Merger Agreement.

Pursuant to the terms of the Merger Agreement, each of the Company and Parent is required to use reasonable best efforts to consummate the Merger, including with respect to satisfaction of the relevant closing conditions.

Prior to obtaining the Company Stockholder Approval, the board of directors of the Company (the “Board”) may, in certain limited circumstances, withdraw or modify its recommendation that the Company’s stockholders adopt the Merger Agreement or recommend or otherwise declare advisable any Superior Proposal (as defined in the Merger Agreement) (a “Company Recommendation Change”), subject to complying with notice and other specified conditions, including giving Parent the opportunity to propose revisions to the terms of the transaction contemplated by the Merger Agreement during a matching right period. Notwithstanding a Company Recommendation Change, unless Parent terminates the Merger Agreement, the Company is still required to convene the meeting of its stockholders.

The Merger Agreement also provides for certain termination rights of Parent and the Company, including the right of either party to terminate the Merger Agreement if the Merger is not consummated by the date that is eight (8) months following the date of the Merger Agreement. Either party may also terminate the Merger Agreement if the Company Stockholder Approval has not been obtained at a duly convened meeting of the Company’s stockholders or a judgment enjoining or otherwise prohibiting consummation of the Merger becomes final and non-appealable.

In addition, Parent may terminate the Merger Agreement if the Board effects a Company Recommendation Change, fails to include its recommendation to vote in favor of the Merger in the proxy statement/prospectus to be filed with the SEC in connection with the transaction or willfully breaches the provisions of the No-Shop in any material respect prior to the Company Stockholder Approval having been obtained. If the Merger Agreement is terminated by Parent in connection with such actions, then the Company shall be obligated to pay Parent a fee equal to $9,700,000 million.

Prior to the Effective Time, Parent is required to take all necessary corporate action so that upon and after the Effective Time, (x) if the size of the board of directors of Parent is 8 or less members, then 2 members thereof shall have been designated by the Board and (y) if the size of the board of directors of Parent is more than 8 members, then 3 members thereof shall have been designated by the Board. In no event will the total number of directors that comprise the board of directors of Parent as of the Effective Time exceed 11 members.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations, warranties and covenants, and any descriptions thereof, may not be accurate characterizations of the actual state of facts or condition of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Parent’s public disclosures.

Support Agreement

On March 16, 2022, concurrently with the execution of the Merger Agreement and as a condition to Parent’s entry into the Merger Agreement, Parent entered into a Transaction Support Agreement (the “Support Agreement”), with certain of the Company’s stockholders (the “Supporting Stockholders”) who, collectively and in the aggregate, hold voting power over approximately 48.9% of the outstanding Company Common Stock (the “Subject Shares”). Pursuant to the terms of the Support Agreement, the Supporting Stockholders have agreed to take certain actions to support the transactions contemplated by the Merger Agreement, including not transferring the Subject Shares during the term of the Support Agreement and voting the Subject Shares in favor of the Merger Agreement and transaction contemplated thereby and against any alternative acquisition proposals.

Notwithstanding the voting obligations in the Support Agreement, (x) if the Board effects a Company Recommendation Change that is not in response to a Superior Proposal, the Supporting Stockholders in the aggregate will only have an obligation under the Support Agreement to vote a number of Subject Securities representing 25% of the outstanding Company Common Stock and (y) if the Board effects a Company Recommendation Change in response to a Superior Proposal, then the Supporting Stockholders will have no obligations in respect of how to vote their respective Subject Securities.

The Support Agreement will terminate automatically as of the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) with respect to any Supporting Stockholder, the mutual agreement of Parent and such Supporting Stockholder and (iv) with respect to any Supporting Stockholder, such time as any modification or amendment to the Merger Agreement is effected without such Supporting Stockholder’s consent that materially and adversely affects such Supporting Stockholder.

The foregoing summary of the Support Agreement is not complete and is qualified in its entirety by the full text of the Support Agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Regulation FD Disclosure.

On March 16, 2022, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.2.

The information in Exhibit 99.2 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of the general incorporation language of such filing, except as shall be expressly set forth by specific reference in such filing.

Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of March 16, 2022, by and among Bioceres Crop Solutions Corp., BCS Merger Sub, Inc., and Marrone Bio Innovations, Inc.*
99.1	Transaction Support Agreement, dated as of March 16, 2022, by and among Bioceres Crop Solutions Corp., BCS Merger Sub, Inc., and the stockholders of Marrone Bio Innovations, Inc. listed on Schedule A thereto.
99.2	Press Release, dated March 16, 2022, jointly issued by Bioceres Crop Solutions Corp. and Marrone Bio Innovations, Inc.

Important Additional Information

In connection with the proposed transaction, Bioceres Crop Solutions Corp. (“Bioceres”) will file a registration statement on Form F-4 (the “registration statement”) with the Securities and Exchange Commission (“SEC”), which will contain a proxy statement of Marrone Bio Innovations, Inc. (“MBI”), that also constitutes a prospectus of Bioceres (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC from time to time. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the proxy statement/prospectus will be sent to MBI stockholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Bioceres or MBI. The documents filed by Bioceres with the SEC may be obtained free of charge at Bioceres’ website, at www.biocerescrops.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Bioceres by requesting them by mail at Bioceres Crop Solutions Corp., Investor Relations, Ocampo 210 bis, Predio CCT, Rosario Province of Santa Fe, Argentina. The documents filed by MBI with the SEC may be obtained free of charge at MBI’s website, at www.marronebio.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from MBI by requesting them by mail at Marrone Bio Innovations, Inc., Investor Relations, 7780-420 Briar Creek Parkway, Raleigh, NC 27617, or by telephone at (530) 750-2800.

Participants in the Solicitation

Bioceres and MBI and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about Bioceres’ directors and executive officers is available in Bioceres’ Annual Report on Form 20-F, filed with the SEC on October 29, 2021. Information about MBI’s directors and executive officers is available in MBI’s proxy statement dated April 26, 2021, for its 2021 Annual Meeting of Stockholders, and MBI’s Current Reports on Form 8-K, filed with the SEC on August 30, 2021 and February 22, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Bioceres or MBI using the sources as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) concerning Bioceres, MBI and the proposed transaction between Bioceres and MBI. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “seek,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Bioceres’, MBI’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of Bioceres’ or MBI’s common stock and on Bioceres’ or MBI’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; the ability of Bioceres, MBI and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of Bioceres’ debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of Bioceres’ or MBI’s common stock and on Bioceres’ or MBI’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of MBI’s technology and operations into Bioceres; the risk of litigation or regulatory actions; the inability of Bioceres, MBI or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect MBI’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which Bioceres and MBI operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in MBI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Trade Names,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.marronebio.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results and the timing of events to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. MBI assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events, changes in its expectations, other circumstances that exist after the date as of which the forward-looking statements were made or otherwise), except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: March 16, 2022	By:	/s/ Federico Trucco
		Name:	Federico Trucco
		Title:	Chief Executive Officer